Form SBSE-A Amendment

Filing Date: June 10, 2026

Summary of Changes:

Schedule A – replace 1 principal (add Francis Kwok/Delete Alex Harvey)

Schedule B, Section II, item 14 – replace 1 record (matching add 1 new individual/remove 1 individual)

Schedule B, Section II, item 14 – minor changes to the "prior investment-related experience" for several individual records